Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue
New York, NY 10010
USA	Telephone	+1 212 325 5200
	Fax	+1 212 325 6665

Media Release

May 21, 2015

Credit Suisse Announces Coupon Payment on its Credit Suisse X-Links Cushing® MLP Infrastructure ETN (ticker symbol “MLPN”).

•	On May 20, 2015, Credit Suisse declared a Coupon Payment for the Credit Suisse X-Links Cushing® MLP Infrastructure ETN (“the ETN”). Coupon details can be found in the table below.
•	The aforementioned ETN is listed on the NYSE Arca.

ETN Ticker	ETN Name	Ex-Date	Record Date	Payment Date	Coupon Payment	Coupon Frequency	Current Yield*†
MLPN	Equal Weight MLP Index ETN	5/27/2015	5/29/2015	6/8/2015	$0.3591	Quarterly	4.54%

* The “Current Yield” equals the current quarterly Coupon Payment annualized and divided by the Closing Indicative Value of the ETN on May 20, 2015.

† The Current Yield is not indicative of future quarterly Coupon Payments, if any, on the ETNs. The quarterly Coupon Payment (if any) is variable and dependent on the most recent distributions of the MLPs included in the index, and such payment does not represent a fixed periodic interest payment. There can be no assurance that the MLPs included in the index will make any distributions in any future period.

Press Contact

Nicole Sharp, Credit Suisse AG, telephone +1 212-325-8708, nicole.sharp@credit-suisse.com

Credit Suisse ETNs

ETN.Desk@credit–suisse.com, telephone +1 212-538-7333

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. Investors will not have any partnership interests or other rights in the MLPs included in the index. Coupon payments on the ETNs will vary and could be zero. An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Media Release May 21, 2015 Page 2 / 2

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable Pricing Supplement, the Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015 for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or clicking the hyperlinks below:

Pricing Supplement dated May 4, 2015, including the Prospectus dated May 4, 2015 and Prospectus Supplement dated May 4, 2015:

https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=MLPN

Pricing Supplement Addendum:

https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=MLPN

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2015, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.